Axcess Medical Imaging Corporation
600 North Cattleman Road
Sarasota, Florida  34232

August 20, 2008

Raquel Howard, Staff Accountant
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      Axcess Medical Imaging Corporation (the “Company”)
Item 4.01 Form 8-K
Filed July 17, 2008
File No. 000-52563

Dear Ms. Howard:

As a follow up to the August 12 letter provided by our attorney, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact Stephen Fleming, Esq. at 516-833-5034.

Sincerely,

/s/ Stephen Miley
Stephen Miley, MD
Chief Executive Officer, Chief Executive Officer, Chief Financial Officer, Secretary
and Director